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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person: Tom Jarnagin
      2040 West Broadway, Bloomfield, NM 87413

2.   Issuer Name and Ticker or Trading Symbol:
            INDUSTRIAL ECOSYSTEMS, INC.(IECS)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 5/2000

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title: President

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year): 5/25/2000
3. Transaction Code:    Code: J - *see explanation below
4. Securities Acquired (A) or Disposed of (D): (A) Amount: 737,000
5. Amount of Securities Beneficially Owned at End of Month: 2,562,883
6. Ownership Form:  Direct (D) or Indirect (I): (D)
7. Nature of Indirect Beneficial Ownership: N/A

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security: Options
2. Conversion or Exercise Price of Derivative Security: $0.16 per share
3. Transaction Date (Month/Day/Year): 1/1/00
4. Transaction Code: A
5. Number of Derivative Securities Acquired (A) or Disposed of (D):(A)100,000
6. Date Exercisable and Expiration Date (Month/Day/Year):
        Exercisable 4/30/99     Expire 4/30/04
7. Title and Amount of Underlying Securities: Common Stock
8. Price of Derivative Security: N/A
9. Number of Derivative Securities Beneficially Owned at End of Month: 400,000
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I): (D)
11. Nature of Indirect Beneficial Ownership:

Explanation of Responses: *Mr. Jarnagin formerly reported beneficial ownership of securities belonging to his spouse, Francine Jarnagin. Ms. Jarnagin has provided documentation affirming formal separation and the maintenance of separate households for more than 4 years. Mr. Jarnagin has provided an affirmation of the separation and has disclaimed beneficial ownership of the securities held of record by Francine Jarnagin.

Signature of Reporting Person: /S/Tom Jarnagin
Date:     June 20, 2000